

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

William T. Giles
Chief Financial Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

      Re: AutoZone, Inc.
          Form 10-K for the Fiscal Year Ended August 31, 2019
          Filed October 28, 2019
          File No. 001-10714

Dear Mr. Giles:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   We note per the risk factor on page 13 that the development of new commercial programs is one of the factors driving annual revenue growth. We also note that total commercial sales increased 21.1% in the fourth quarter of 2019 as compared to the fourth quarter of 2018, and represented 22% of total sales (per your Q4 2019 Earnings Call). Please tell us your consideration of separately quantifying the amount of sales, cost of sales, and gross margin derived from your commercial programs, as well as discussing the factors causing changes in these amounts between reporting periods, in addition to discussing the impact of these operations on total gross profit and cost of sales.

2.   We note that a separate discussion and analysis of cost of sales is not provided. We also note from your fourth quarter 2019 earnings call that products sold in the commercial

business have a lower margin than products sold in the retail business. In light of this, please expand your disclosure to provide a separate discussion and analysis on cost of sales, including separate quantification and discussion of changes in the significant components comprising cost of sales. Please note that in periods when total cost of sales does not materially vary from the prior period, the impacts of material variances in components of the cost of sales that offset each other should still be separately quantified and discussed. Refer to Item 303(a)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services